SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended 1997

                                       OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to _________.


                        Commission file number 333-27701

         A. ULTRAMAR DIAMOND SHAMROCK CORPORATION
            401(k) RETIREMENT PLAN

         B. Ultramar Diamond Shamrock Corporation
            6000 N Loop 1604 W
            San Antonio TX 78249-1112

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 and 1996

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                           DECEMBER 31, 1997 and 1996



INDEX TO FINANCIAL STATEMENTS AND SCHEDULES                                 PAGE

Reports of Independent Public Accountants                                      3

Financial Statements:

   Statement of Net Assets Available for Benefits With Fund
         Information as of December 31, 1997                                   5

   Statement of Net Assets Available for Benefits With Fund
         Information as of December 31, 1996                                   7

   Statement of Changes in Net Assets Available for Benefits With
         Fund Information for the year ended December 31, 1997                 9

   Statement of Changes in Net Assets Available for Benefits With
         Fund Information for the year ended December 31, 1996                11

Notes to Financial Statements                                                 13

ADDITIONAL INFORMATION - SUPPLEMENTAL SCHEDULES:

   Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes    19

   Schedule II - Item 27b - Schedule of Loans or Fixed Income Obligations     20

   Schedule III - Item 27d - Schedule of Reportable Transactions              21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Ultramar Diamond Shamrock Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997, Loans or Fixed Income Obligations for the year ended December 31, 1997, and Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  /s/ ARTHUR ANDERSEN LLP
                                                      ARTHUR ANDERSEN LLP
San Antonio, Texas
June 25, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants, Plan Administrator and Trustees of the Ultramar Diamond Shamrock Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits With Fund Information and Statement of Changes in Net Assets Available for
Benefits With Fund Information, present fairly, in all material respects, the net assets available for benefits of the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits for each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICE WATERHOUSE LLP
    Price Waterhouse LLP
San Antonio, Texas
June 24, 1997

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997



                                        CIGNA          CIGNA        CIGNA          CIGNA        CIGNA                     FIDELITY
                                        FIXED        LIFETIME      LIFETIME      LIFETIME      LIFETIME        CIGNA       ADVISOR
                                       INCOME           20            30            40            60          BALANCED   INCOME AND
                                       ACCOUNT         FUND          FUND          FUND          FUND         ACCOUNT      GROWTH
                                                                                                                           ACCOUNT
ASSETS
Investments, at fair value:
 Common stock                        $         0   $         0   $         0   $         0   $         0   $         0   $         0
 Common and commingled trust funds             0       219,134       305,507       298,093       155,588        29,014       139,393
 Loans to participants                         0             0             0             0             0             0             0
                                               0       219,134       305,507       298,093       155,588        29,014       139,393

Investment contract with insurance
  company, at contract value          11,662,332             0             0             0             0             0             0
Total investments                     11,662,332       219,134       305,507       298,093       155,588        29,014       139,393

Receivables:
 Employer contributions                   67,478         3,277         3,911         2,953         1,464           333         3,215
 Employee contributions                  236,090         9,558        11,838         9,433         5,681           892        11,445
Total receivables                        303,568        12,835        15,749        12,386         7,145         1,225        14,660


Net assets available for benefits    $11,965,900   $   231,969   $   321,256   $   310,479   $   162,733   $    30,239   $   154,053



                                       FIDELITY       FIDELITY     FIDELITY
                                        ADVISOR        ADVISOR      ADVISOR
                                      INCOME AND       GROWTH      STRATEGIC
                                        GROWTH     OPPORTUNITIES OPPOTRUNITIES
                                        ACCOUNT        ACCOUNT      ACCOUNT

ASSETS
Investments, at fair value:
 Common stock                        $         0   $         0   $         0
 Common and commingled trust funds     5,826,443     4,222,270     3,266,740
 Loans to participants                         0             0             0
                                       5,826,443     4,222,270     3,266,740

Investment contract with insurance
  company, at contract value                   0             0             0
Total investments                      5,826,443     4,222,270     3,266,740

Receivables:
 Employer contributions                   35,757        53,373        23,399
 Employee contributions                  107,916       190,007        72,499
Total receivables                        143,673       243,380        95,898


Net assets available for benefits    $ 5,970,116   $ 4,465,650   $ 3,362,638


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)
                             AS OF DECEMBER 31, 1997



                                                                                                              ULTRAMAR
                                                                     WARBURG       WARBURG       CIGNA        DIAMOND
                                         INVESCO     TWENTIETH       PINCUS        PINCUS        STOCK       SHAMROCK
                                       INDUSTRIAL     CENTURY       EMERGING    INTERNATIONAL    MARKET     CORPORATION
                                         INCOME        ULTRA         GROWTH        EQUITY        INDEX         STOCK       EMPLOYEE
                                         ACCOUNT      ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT        FUND         LOANS
ASSETS
Investments, at fair value:
 Common stock                        $         0   $         0   $         0   $         0   $         0   $ 1,228,212   $         0
 Common and commingled trust funds       337,543     1,286,194     2,247,883       217,651       984,688             0             0
 Loans to participants                         0             0             0             0             0             0     1,635,749
                                         337,543     1,286,194     2,247,883       217,651       984,688     1,228,212     1,635,749

Investment contract with insurance
  company, at contract value                   0             0             0             0             0             0             0
Total investments                        337,543     1,286,194     2,247,883       217,651       984,688     1,228,212     1,635,749

Receivables:
 Employer contributions                    3,631        22,326        13,260        28,197        20,688        14,587             0
 Employee contributions                   12,391        79,553        35,906       110,316        76,037        43,501             0
Total receivables                         16,022       101,879        49,166       138,513        96,725        58,088             0


Net assets available for benefits    $   353,565   $ 1,388,073   $ 2,297,049   $   356,164   $ 1,081,413   $ 1,286,300   $ 1,635,749



                                         TOTAL
ASSETS
Investments, at fair value:
 Common stock                        $ 2,212,900
 Common and commingled trust funds    18,551,453
 Loans to participants                 1,635,749
                                      22,400,102

Investment contract with insurance
  company, at contract value          11,662,332
Total investments                     34,062,434

Receivables:
 Employer contributions                  297,849
 Employee contributions                1,013,063
Total receivables                      1,310,912


Net assets available for benefits    $35,373,346


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996


                                       CIGNA        CIGNA      CIGNA      CIGNA      CIGNA     CIGNA
                                       FIXED       LIFETIME   LIFETIME   LIFETIME   LIFETIME  LIFETIME    CIGNA
                                       INCOME         20         30         40         50        60      BALANCED
                                      ACCOUNT        FUND       FUND       FUND       FUND      FUND     ACCOUNT

ASSETS
Investments, at fair value:
Common stock                         $         0   $      0   $      0   $      0   $     0   $     0   $        0
 Common and commingled trust funds             0    125,057    185,945    195,241    90,286    15,251       68,379
 Loans to participants                         0          0          0          0         0         0            0
                                     -----------   --------   --------   --------   -------   -------   ----------
                                               0    125,057    185,945    195,241    90,286    15,251       68,379
                                     -----------   --------   --------   --------   -------   -------   ----------

Investment contract with insurance
  company, at contract value           9,858,486          0          0          0         0         0            0
                                     -----------   --------   --------   --------   -------   -------   ----------
Total investments                      9,858,486    125,057    185,945    195,241    90,286    15,251       68,379
                                     -----------   --------   --------   --------   -------   -------   ----------

Receivables
 Employer contributions                   54,137      1,878      2,781      2,184     1,064       261        1,078
 Employee contributions                  152,196      5,557      7,844      6,904     4,010       740        3,018
                                     -----------   --------   --------   --------   -------   -------   ----------
Total receivables                        206,333      7,435     10,625      9,088     5,074     1,001        4,096
                                     -----------   --------   --------   --------   -------   -------   ----------


Net assets available for benefits    $10,064,819   $132,492   $196,570   $204,329   $95,360   $16,252   $   72,475
                                     ===========   ========   ========   ========   =======   =======   ==========


                                      FIDELITY                  FIDELITY              FIDELITY
                                      ADVISOR                   ADVISOR                ADVISOR
                                     INCOME AND                 GROWTH                STRATEGIC
                                      GROWTH                  OPPORTUNITIES         OPPORTUNITIES
                                      ACCOUNT                    ACCOUNT              ACCOUNT

ASSETS
Investments, at fair value:
 Common stock                        $        0                 $        0           $        0
 Common and commingled trust funds    5,041,033                  2,708,103            2,601,141
 Loans to participants                        0                          0                    0
                                     ----------                 ----------           ----------
                                      5,041,033                  2,708,103            2,601,141
                                     ----------                 ----------           ----------

Investment contract with insurance
  company, at contract value                  0                          0                    0
                                     ----------                 ----------           ----------
Total investments                     5,041,033                  2,708,103            2,601,141
                                     ----------                 ----------           ----------

Receivables
 Employer contributions                  26,810                     23,460               17,110
 Employee contributions                  57,549                     62,515               38,423
                                     ----------                 ----------           ----------
Total receivables                        84,359                     85,975               55,533
                                     ----------                 ----------           ----------


Net assets available for benefits    $5,125,392                 $2,794,078           $2,656,674
                                     ==========                 ==========           ==========

The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)
                             AS OF DECEMBER 31, 1996

                                                                          WARBURG               ULTRAMAR
                                                              WARBURG     PINCUS     CIGNA      WARBURG
                                      INVESCO   TWENTIETH      PINCUS     INTERNA-   STOCK      SHAMROCK
                                     INDUSTRIAL  CENTURY      EMERGING    TIONAL     MARKET    CORPORATION
                                       INCOME     ULTRA        GROWTH     EQUITY      INDEX       STOCK      EMPLOYEE
                                      ACCOUNT    ACCOUNT      ACCOUNT     ACCOUNT    ACCOUNT      FUND         LOANS       TOTAL

ASSETS
Investments, at fair value:
 Common stock                        $      0   $        0   $        0   $      0   $329,425   $820,876   $         0   $ 1,150,301
 Common and commingled trust funds    142,502      780,605    1,830,078    166,896          0          0             0    13,950,517
 Loans to participants                      0            0            0          0          0          0       922,370       922,370
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------
                                      142,502      780,605    1,830,078    166,896    329,425    820,876       922,370    16,023,188
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------

Investment contract with insurance
  company, at contract value                0            0            0          0          0          0             0     9,858,486
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------
Total investments                     142,502      780,605    1,830,078    166,896    329,425    820,876       922,370    25,881,674
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------

Receivables
 Employer contributions                 1,569        9,497       14,107      1,865      3,561      9,965             0       171,327
 Employee contributions                 4,156       24,989       30,304      4,777      9,887     24,960             0       437,829
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------
Total receivables                       5,725       34,486       44,411      6,642     13,448     34,925             0       609,156
                                     --------   ----------   ----------   --------   --------   --------   -----------   -----------


Net assets available for benefits    $148,227   $  815,091   $1,874,489   $173,538   $342,873   $855,801   $   922,370   $26,490,830
                                     ========   ==========   ==========   ========   ========   ========   ===========   ===========


The accompanying notes are an integral part of these financial statements.


      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                CIGNA            CIGNA          CIGNA           CIGNA           CIGNA
                                                FIXED          LIFETIME        LIFETIME        LIFETIME        LIFETIME
                                               INCOME             20              30              40              50
                                               ACCOUNT           FUND            FUND            FUND            FUND
Additions to net assets attributed to:
  Investment income:
    Dividends                               $          0    $          0    $          0    $          0    $          0
    Interest                                     756,406             419             642           1,105              77
  Net appreciation (depreciation) in
    fair value of investments                          0          23,281          36,389          34,865          18,114
                                                 756,406          23,700          37,031          35,970          18,191

  Contributions:
    Employer contributions                       595,204          24,067          33,581          26,408          12,638
    Employee contributions                     1,930,039          80,533          98,579          89,872          51,988
                                               2,525,243         104,600         132,160         116,280          64,626

TOTAL ADDITIONS                                3,281,649         128,300         169,191         152,250          82,817

Deductions from net assets attributed to:
  Benefits paid to participants                1,181,905          19,805          13,541          12,792          13,796
  Administrative expenses                         12,384             127             242             132              56
  Loan notes distributed                               0               0               0               0               0
TOTAL DEDUCTIONS                               1,194,289          19,932          13,783          12,924          13,852

Interfund transfers                             (186,279)         (8,891)        (30,722)        (33,176)         (1,592)

Net increase                                   1,901,081          99,477         124,686         106,150          67,373
Net assets available for benefits:
  Beginning of year                           10,064,819         132,492         196,570         204,329          95,360
  End of year                               $ 11,965,900    $    231,969    $    321,256    $    310,479    $    162,733



                                                                             FIDELITY       FIDELITY        FIDELITY
                                               CIGNA                          ADVISOR        ADVISOR         ADVISOR
                                              LIFETIME         CIGNA         INCOME AND      GROWTH         STRATEGIC
                                                60            BALANCED        GROWTH      OPPORTUNITIES   OPPORTUNITIES
                                               FUND           ACCOUNT         ACCOUNT        ACCOUNT         ACCOUNT

Additions to net assets attributed to:
  Investment income:
    Dividends                               $          0   $          0   $          0    $          0    $          0
    Interest                                          87            289         14,151           6,968          10,838
  Net appreciation (depreciation) in
    fair value of investments                      2,928         16,887      1,067,789         838,217         629,294
                                                   3,015         17,176      1,081,940         845,185         640,132

  Contributions:
    Employer contributions                         3,289         15,129        282,993         293,138         182,225
    Employee contributions                         8,662         57,601        719,308         905,910         470,222
                                                  11,951         72,730      1,002,301       1,199,048         652,447

TOTAL ADDITIONS                                   14,966         89,906      2,084,241       2,044,233       1,292,579

Deductions from net assets attributed to:
  Benefits paid to participants                    1,044         14,390        742,847         329,645         330,259
  Administrative expenses                             15             24          4,076           1,834           2,039
  Loan notes distributed                               0              0              0               0               0
TOTAL DEDUCTIONS                                   1,059         14,414        746,923         331,479         332,298

Interfund transfers                                   80          6,086       (492,594)        (41,182)       (254,317)

Net increase                                      13,987         81,578        844,724       1,671,572         705,964
Net assets available for benefits:
  Beginning of year                               16,252         72,475      5,125,392       2,794,078       2,656,674
  End of year                               $     30,239   $    154,053   $  5,970,116    $  4,465,650    $  3,362,638


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                          WARBURG         WARBURG         CIGNA
                                              INVESCO      TWENTIETH       PINCUS         PINCUS          STOCK
                                             INDUSTRIAL     CENTURY       EMERGING     INTERNATIONAL      MARKET
                                              INCOME         ULTRA         GROWTH         EQUITY          INDEX
                                              ACCOUNT       ACCOUNT        ACCOUNT        ACCOUNT        ACCOUNT

Additions to net assets attributed to:
  Investment income:
    Dividends                               $         0   $         0   $         0    $         0    $         0
    Interest                                      1,042         4,043         6,725            319          1,447
  Net appreciation (depreciation) in
    fair value of investments                    49,617       182,620       360,003        (17,000)       162,063
                                                 50,659       186,663       366,728        (16,681)       163,510

  Contributions:
    Employer contributions                       24,923       118,776       133,323         48,106         72,560
    Employee contributions                       81,139       372,291       324,442        168,856        248,606
                                                106,062       491,067       457,765        216,962        321,166

TOTAL ADDITIONS                                 156,721       677,730       824,493        200,281        484,676

Deductions from net assets attributed to:
  Benefits paid to participants                  10,117       113,840       228,649         22,071         46,598
  Administrative expenses                           239           752         1,281             57            407
  Loan notes distributed                              0             0             0              0              0
TOTAL DEDUCTIONS                                 10,356       114,592       229,930         22,128         47,005

Interfund transfers                              58,973         9,844      (172,003)         4,473        300,869

Net increase                                    205,338       572,982       422,560        182,626        738,540
Net assets available for benefits:
  Beginning of year                             148,227       815,091     1,874,489        173,538        342,873
  End of year                               $   353,565   $ 1,388,073   $ 2,297,049    $   356,164    $ 1,081,413


                                              ULTRAMAR
                                              DIAMOND
                                              SHAMROCK
                                               STOCK       EMPLOYEE
                                                FUND        LOANS         TOTAL

Additions to net assets attributed to:
  Investment income:
    Dividends                               $    37,121   $         0   $    37,121
    Interest                                      2,845             0       807,403
  Net appreciation (depreciation) in
    fair value of investments                    15,684             0     3,420,751
                                                 55,650             0     4,265,275

  Contributions:
    Employer contributions                      120,096             0     1,986,456
    Employee contributions                      381,038             0     5,989,086
                                                501,134             0     7,975,542

TOTAL ADDITIONS                                 556,784             0    12,240,817

Deductions from net assets attributed to:
  Benefits paid to participants                 164,072             0     3,245,371
  Administrative expenses                         3,080             0        26,745
  Loan notes distributed                              0        86,185        86,185
TOTAL DEDUCTIONS                                167,152        86,185     3,358,301

Interfund transfers                              40,867       799,564             0

Net increase                                    430,499       713,379     8,882,516
Net assets available for benefits:
  Beginning of year                             855,801       922,370    26,490,830
  End of year                               $ 1,286,300   $ 1,635,749   $35,373,346


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                               CIGNA           CIGNA           CIGNA         CIGNA          CIGNA          CIGNA
                                               FIXED          LIFETIME        LIFETIME      LIFETIME       LIFETIME       LIFETIME
                                               INCOME            20              30            40             50             60
                                               ACCOUNT          FUND            FUND          FUND           FUND           FUND

Additions to net assets attributed to:
  Investment income:
    Dividends                               $          0    $          0   $          0   $          0   $          0   $         0
    Interest                                     359,757               0              0              0              0             0
  Net assets transferred from NCS Plan         6,992,106               0              0              0              0             0
  Net appreciation (depreciation) in
    fair value of investments                          0           8,993         13,229         11,819          5,876           802
                                            ------------    ------------   ------------   ------------   ------------   ------------
                                               7,351,863           8,993         13,229         11,819          5,876           802
                                            ------------    ------------   ------------   ------------   ------------   ------------

  Contributions:
    Employer contributions                       611,235          19,880         27,271         21,859         13,545         2,565
    Employee contributions                     1,760,044          64,982         81,246         92,820         47,370         9,235
                                            ------------    ------------   ------------   ------------   ------------   ------------
                                               2,371,279          84,862        108,517        114,679         60,915        11,800
                                            ------------    ------------   ------------   ------------   ------------   ------------

TOTAL ADDITIONS                                9,723,142          93,855        121,746        126,498         66,791        12,602
                                            ------------    ------------   ------------   ------------   ------------   ------------

Deductions from net assets attributed to:
  Benefits paid to participants                  809,634           2,383          6,012          3,075         13,827           283
  Administrative expenses                         10,031              79             92             96             15            14
  Loan notes distributed                               0               0              0              0              0             0
                                            ------------    ------------   ------------   ------------   ------------   ------------
TOTAL DEDUCTIONS                                 819,665           2,462          6,104          3,171         13,842           297
                                            ------------    ------------   ------------   ------------   ------------   ------------

Interfund transfers                             (482,220)          6,776         11,056         30,229          4,324          (368)
                                            ------------    ------------   ------------   ------------   ------------   ------------

Net increase                                   8,421,257          98,169        126,698        153,556         57,273        11,937
Net assets available for benefits:
  Beginning of year                            1,643,562          34,323         69,872         50,773         38,087         4,315
                                            ------------    ------------   ------------   ------------   ------------   ------------
  End of year                               $ 10,064,819    $    132,492   $    196,570   $    204,329   $     95,360   $    16,252
                                            ============    ============   ============   ============   ============   ============


                                                              FIDELITY      FIDELITY         FIDELITY
                                                               ADVISOR      ADVISOR           ADVISOR
                                                CIGNA        INCOME AND      GROWTH          STRATEGIC
                                               BALANCED        GROWTH      OPPORTUNITIES   OPPORTUNITIES
                                               ACCOUNT         ACCOUNT        ACCOUNT         ACCOUNT

Additions to net assets attributed to:
  Investment income:
    Dividends                               $          0   $          0    $          0    $          0
    Interest                                           0              0               0               0
  Net assets transferred from NCS Plan                 0      3,373,294               0       1,688,584
  Net appreciation (depreciation) in
    fair value of investments                      5,113        485,530         347,290         163,167
                                            ------------   ------------    ------------    ------------
                                                   5,113      3,858,824         347,290       1,851,751
                                            ------------   ------------    ------------    ------------

  Contributions:
    Employer contributions                        11,210        259,643         306,639         164,460
    Employee contributions                        36,646        634,088         833,089         415,109
                                            ------------   ------------    ------------    ------------
                                                  47,856        893,731       1,139,728         579,569
                                            ------------   ------------    ------------    ------------

TOTAL ADDITIONS                                   52,969      4,752,555       1,487,018       2,431,320
                                            ------------   ------------    ------------    ------------

Deductions from net assets attributed to:
  Benefits paid to participants                      994        271,676         106,923         106,661
  Administrative expenses                             17          3,124           1,225           1,818
  Loan notes distributed                               0              0               0               0
                                            ------------   ------------    ------------    ------------
TOTAL DEDUCTIONS                                   1,011        274,800         108,148         108,479
                                            ------------   ------------    ------------    ------------

Interfund transfers                                3,533       (407,906)        (80,687)       (270,021)
                                            ------------   ------------    ------------    ------------

Net increase                                      55,491      4,069,849       1,298,183       2,052,820
Net assets available for benefits:
  Beginning of year                               16,984      1,055,543       1,495,895         603,854
                                            ------------   ------------    ------------    ------------
  End of year                               $     72,475   $  5,125,392    $  2,794,078    $  2,656,674
                                            ============   ============    ============    ============


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                                                      ULTRAMAR
                                                                          WARBURG         WARBURG      CIGNA          DIAMOND
                                              INVESCO      TWENTIETH      PINCUS          PINCUS       STOCK          SHAMROCK
                                             INDUSTRIAL     CENTURY      EMERGING      INTERNATIONAL   MARKET       CORPORATION
                                               INCOME        ULTRA        GROWTH          EQUITY       INDEX           STOCK
                                              ACCOUNT       ACCOUNT       ACCOUNT         ACCOUNT      ACCOUNT          FUND

Additions to net assets attributed to:
  Investment income:
Dividends                               $         0   $         0   $         0    $         0   $         0    $     3,359
    Interest                                          0             0             0              0             0              0
  Net assets transferred from NCS Plan                0             0     1,174,071              0             0              0
  Net appreciation (depreciation) in
    fair value of investments                    13,291        54,875       140,496          7,185        27,826        (14,885)
                                            -----------   -----------   -----------    -----------   -----------    -----------
                                                 13,291        54,875     1,314,567          7,185        27,826        (11,526)
                                            -----------   -----------   -----------    -----------   -----------    -----------

  Contributions:
    Employer contributions                       14,400       102,330       138,428         22,940        31,821         20,804
    Employee contributions                       41,069       303,914       342,752         90,185        99,189         52,731
                                            -----------   -----------   -----------    -----------   -----------    -----------
                                                 55,469       406,244       481,180        113,125       131,010         73,535
                                            -----------   -----------   -----------    -----------   -----------    -----------

TOTAL ADDITIONS                                  68,760       461,119     1,795,747        120,310       158,836         62,009
                                            -----------   -----------   -----------    -----------   -----------    -----------

Deductions from net assets attributed to:
  Benefits paid to participants                   1,541        12,966        86,182          1,470         3,586              0
  Administrative expenses                            37           352         1,125            134            20             91
  Loan notes distributed                              0             0             0              0             0              0
                                            -----------   -----------   -----------    -----------   -----------    -----------
TOTAL DEDUCTIONS                                  1,578        13,318        87,307          1,604         3,606             91
                                            -----------   -----------   -----------    -----------   -----------    -----------

Interfund transfers                              26,926       142,034       (67,588)        18,567       187,643        793,883
                                            -----------   -----------   -----------    -----------   -----------    -----------

Net increase (decrease)                          94,108       589,835     1,640,852        137,273       342,873        855,801
Net assets available for benefits:
  Beginning of year                              54,119       225,256       233,637         36,265             0              0
                                            -----------   -----------   -----------    -----------   -----------    -----------
  End of year                               $   148,227   $   815,091   $ 1,874,489    $   173,538   $   342,873    $   855,801
                                            ===========   ===========   ===========    ===========   ===========    ===========


                                             DIAMOND
                                             SHAMROCK
                                              STOCK         EMPLOYEE
                                              FUND           LOANS         TOTAL

Additions to net assets attributed to:
  Investment income:
    Dividends                               $     6,120    $         0   $     9,479
    Interest                                          0         15,311       375,068
  Net assets transferred from NCS Plan                0              0    13,228,055
  Net appreciation (depreciation) in
    fair value of investments                   115,399              0     1,386,006
                                            -----------    -----------   -----------
                                                121,519         15,311    14,998,608
                                            -----------    -----------   -----------

  Contributions:
    Employer contributions                       91,335              0     1,860,365
    Employee contributions                      247,069              0     5,151,538
                                            -----------    -----------   -----------
                                                338,404              0     7,011,903
                                            -----------    -----------   -----------

TOTAL ADDITIONS                                 459,923         15,311    22,010,511
                                            -----------    -----------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants                  54,864              0     1,482,077
  Administrative expenses                         2,002              0        20,272
  Loan notes distributed                              0          9,604         9,604
                                            -----------    -----------   -----------
TOTAL DEDUCTIONS                                 56,866          9,604     1,511,953
                                            -----------    -----------   -----------

Interfund transfers                            (736,313)       820,132             0
                                            -----------    -----------   -----------

Net increase (decrease)                        (333,256)       825,839    20,498,558
Net assets available for benefits:
  Beginning of year                             333,256         96,531     5,992,272
                                            -----------    -----------   -----------
  End of year                               $         0    $   922,370   $26,490,830
                                            ===========    ===========   ===========


The accompanying notes are an integral part of these financial statements.

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


Note 1 - Description of Plan:

The following description of the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan (the Plan), formerly the Diamond Shamrock, Inc. 401(k) Retirement Savings Plan, provides only general information. Participants should refer to the Plan document, effective January 1, 1994, for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Company Merger

Diamond Shamrock, Inc. acquired National Convenience Stores, Incorporated (NCS) in December 1995. Effective July 1, 1996 the National Convenience Stores, Incorporated Profit Sharing Plan (NCS Plan) was merged into the Plan. On December 3, 1996, Diamond Shamrock, Inc. was merged with Ultramar Corporation to form Ultramar Diamond Shamrock Corporation ("the Merger"). Thus on that date, Diamond Shamrock, Inc. ceased to exist as a legal entity and the Plan's name changed to the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan.

On September 25, 1997, Ultramar Diamond Shamrock acquired Total Petroleum (North America) Ltd.

On April 1, 1998, the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan, the Total Petroleum Tax Reduction Thrift Plan, and the Total Petroleum, Inc. Retail Thrift Plan were merged into the Ultramar Corporation U.S. Savings Incentive Plan. In conjunction with the merger, the Ultramar Corporation U.S. Savings Incentive Plan was renamed the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan (the New Plan). Unless otherwise noted herein, the provisions of the New Plan will be substantially the same as those in effect for the Plan as of December 31, 1997.

Administration

The Plan is administered by the Ultramar Diamond Shamrock Corporation Administrative Committee (the "Administrator") which is comprised of representatives of the Ultramar Diamond Shamrock Corporation's (the Sponsor's) management. The trustee of the Plan is the CG Trust Company. The Plan recordkeeper is Connecticut General Life Insurance Company.

Eligibility

The Plan is a defined contribution plan established January 1, 1994, which covers all employees of the Sponsor who were previously employed by Diamond
Shamrock, Inc. and its subsidiaries prior to the merger with Ultramar Corporation, who have meet certain criteria. The employees are covered if they have been credited with at least 1,000 hours of service within 12 consecutive months from their hire date and are twenty one years of age or older, except employees covered by any collective bargaining agreement with the Sponsor, or a leased employee. Since the NCS Plan did not have an age requirement, NCS employees employed on July 1, 1996 will be allowed to participate in the Plan upon the completion of one year of service with the age requirement being disregarded for these specific NCS employees.

Contributions

Participants may make elective deferral contributions from 1 to 15 percent of their eligible compensation, as defined in the Plan. In addition, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions). The employer
matching   contributions   were  $.50  for  every  $1.00  of  the  participant's
contribution in 1997 and 1996 up to 6% of eligible compensation. The contribution will be $.60 for every $1.00 up to 6% of eligible compensation in 1998. The Internal Revenue Code (IRC) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. For 1997 and 1996, this limit was $9,500. Participant Accounts

Each participant's account is credited with the participant's elective deferral contributions, allocations of the Sponsor's contributions, and Plan earnings (Note 2) less an allocation of administrative expenses.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and actual earnings thereon. Participants will be 100% vested in employer matching contributions after five years of service. For NCS employees, years of service with NCS count toward vesting in the Plan. NCS Plan participants with less than three years of service as of the merger date will vest according to the Plan's vesting schedule (100% upon completion of 5 years of service). NCS Plan participants with three or more years of service as of the merger date will continue to vest in accordance with the NCS vesting schedule until completion of 5 years of service (20% after completion of 3 years of service, 40% after completion of 4 years of service). Upon completion of 5 years of service, the Plans vesting schedule will be applicable (100% vesting on and after completion of 5 years of service).

Investment Options

As of December 31, 1997, the Plan had 16 investment options into which a participant could direct contributions in increments of 1%:

    CIGNA Fixed Income Account - Funds are invested in long-term fixed income securities, such as corporate bonds and commercial mortgages. The principal and net credit interest are fully guaranteed by Connecticut General Life Insurance Company (CIGNA). The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administration expenses.

CIGNA Lifetime Funds - These five groups of funds are established by age of investor. They are invested primarily in common stocks or other equity securities and various debt instruments. The allocation of investments between fixed income and equity securities for the five groups is generally as follows:

    CIGNA Lifetime 20 Fund  - 20% Fixed, 80% Equity
    CIGNA Lifetime 30 Fund  - 30% Fixed, 70% Equity
    CIGNA Lifetime 40 Fund  - 35% Fixed, 65% Equity
    CIGNA Lifetime 50 Fund  - 45% Fixed, 55% Equity
    CIGNA Lifetime 60 Fund  - 65% Fixed, 35% Equity

CIGNA Balanced Account - Funds are invested in pooled income (bonds), equity (common stock), and cash equivalent ("money market") accounts.

Fidelity Advisor Income & Growth Account - Funds are invested in a diversified portfolio of equity and fixed-income securities.

Fidelity Advisor Growth Opportunities Account - Funds are invested in common stocks and securities convertible into common stocks.

Fidelity Advisor Strategic Opportunities Account - Funds are invested in stocks of domestic and foreign companies believed to be involved in special situations, such as technological advances or discoveries.

INVESCO Industrial Income Account - Funds are invested in shares of the INVESCO Industrial Income Fund, a mutual fund of INVESCO Funds Group, Inc.

Twentieth Century Ultra Account - Funds are invested in common stocks of medium sized companies.

Warburg Pincus Emerging Growth Account - Funds are invested in a portfolio of equity securities of domestic emerging growth companies. Warburg Pincus
International Equity Account - Funds are invested in marketable equity securities of non-United States issues. Up to 35% of the Fund's assets may be invested in the securities of companies having their principal business activities in the United States.

CIGNA Stock Market Index Account - Funds are invested in various investments. This fund's investment objective is to approximate the total return of the S & P 500 Index, thereby providing investors with long-term growth of capital and income. From time to time, this account engages in limited futures transactions. Such transactions are recorded at market value and do not have a material impact on the financial statements of the Plan.

Ultramar Diamond Shamrock Corporation Stock Fund - Funds are invested in the Sponsor's publicly traded common stock.

Diamond Shamrock Stock Fund - Funds were invested in Diamond Shamrock Inc. common stock that was publicly traded and listed on the New York Stock Exchange prior to the December 3, 1996 merger. As a result of the merger, this Fund balance was transferred to the Ultramar Diamond Shamrock Stock Fund effective December 3, 1996.

Under the New Plan effective April 1, 1998, the Plan recordkeeper, trustee, and investment manager were changed to The Vanguard Group with 11 investment options available to participants as follows:

Vanguard Retirement Savings Trust - Funds are invested in investment contracts issued and backed by financial institutions. It also invests in contracts backed by high quality bonds and bond mutual funds owned by the trust.

Vanguard Bond Index Fund - Total Bond Market Portfolio - Funds are invested in a sample of bonds from the Lehman Brothers Aggregate Bond Index, an index of U.S. Treasury, federal agency, mortgage-backed, and high quality corporate securities.

Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio - Funds are invested in a diversified group of long-term bonds issued by corporations with strong credit ratings.

Vanguard/Wellington Fund - Funds are invested in a combination of stocks and bonds.

Vanguard Index Trust - 500 Portfolio - Funds are invested in the 500 common stocks that make up the Standard & Poor's 500 Composite Stock Price Index.

Vanguard/Windsor II - Funds are invested in a diversified group of undervalued stocks of large companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

Vanguard U.S. Growth Portfolio - Funds are invested in stocks of large, high quality, seasoned U.S. companies with records of exceptional growth and above average prospects for future growth.

Vanguard/PRIMECAP Fund - Funds are invested in stocks of companies with above average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard International Growth Portfolio - Funds are invested in stocks of seasoned companies based outside the United States.

Vanguard International Value Portfolio - Funds are invested in stocks of large and medium-sized companies based outside of the United States.

UDSC Common Stock Fund - Funds are invested in the Sponsor's publicly traded common stock.

Transfers

Plan participants may elect to transfer the balances in any of the investment options on a daily basis.

Payment of Benefits

On termination of service, a participant may choose a lump-sum distribution equal to the vested interest of his or her account or may defer receipt of such distribution, depending on the terminated participant's vested account balance. If the vested account balance is less than $3,500, the distribution may not be deferred. If the vested account balance is more than $3,500, the participant may consent to the distribution, or may defer to a later date, not later than the normal retirement date. If the participant takes no action, the distribution will be made at normal retirement date. The NCS Plan provided for the optional form of payment to the participant or beneficiary of the nonforfeitable balance of the participant's account in one hundred twenty equal monthly payments. This optional form of payment shall be available with respect to the NCS Plan participant account balances as of June 30, 1996.

Loans and Hardship Withdrawals

Participants may borrow up to a maximum of 50% of their total vested account balance, not to exceed $50,000. The minimum loan amount is $1,000. Participants are allowed one loan outstanding at any one time. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (i.e., the prime rate, as indicated by the Wall Street Journal plus one percent). Principal and interest are paid ratably through payroll deductions. With the exception of loans obtained for the purchase of a primary residence, the maximum term for participant loans made under the Plan is five years. The term for loans obtained for the purchase of a primary residence is determined at the Plan Administrator's discretion.

In the event of hardship, participants may elect to withdraw a portion of their vested account balance, subject to tax penalties and the cessation of elective deferral contributions under certain circumstances.

Forfeitures

In the event that a participant terminates before becoming 100 percent vested in his or her respective employer contributions, the non-vested employer contribution amounts held in such participant's account are forfeited. If the terminated employee does not take a distribution from the vested portion of his or her account on the termination date, non-vested amounts remaining in the participant's account are deemed forfeitures as of the date on which the participant incurs five consecutive one-year breaks in service. If the terminated employee does take a distribution from the vested portion of his or her account at termination, the non-vested portion of his or her account is determined to be a forfeiture immediately upon termination. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative costs at the earliest opportunity after such amounts become available for use under the Plan. For 1997 and 1996, forfeited amounts used to offset employer contributions and/or administrative expenses were approximately $163,000 and $2,900, respectively. As of December 31, 1997 and 1996, approximately $62,000 and $133,200, respectively, in unused forfeitures remained available for future use.

Note 2 - Summary of Accounting Policies:

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when actually paid.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options, investment securities, and, in general, is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and amounts presented in the statement of net assets available for benefits.

Investments

Plan investments, other than the CIGNA Fixed Income Account, are stated at fair value at year end as determined by the trustee. The CIGNA Fixed Income account is valued at its contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. The average yield and crediting interest rates were approximately 6.8% for 1997 and 1996. The crediting interest rate is determined semi-annually and is based upon an agreed-upon formula with the issuer. Contract value approximates market value. The Sponsor stock held in the Plan is valued at its quoted market price at year end.

Contributions

Employee contributions are recorded on an accrual basis and become Plan assets at the time at which they can practicably be segregated from the general assets of the Sponsor. In no event do such contributions become Plan assets later than the fifteenth business day following the end of the month in which the amounts are contributed by Plan participants or withheld from their paychecks.

Party-in-interest Transactions

The Plan invests in funds held by the trustee and the registered stock of the Sponsor. With the exception of certain transaction fees paid directly from Plan assets, all administrative expenses of the Plan are paid by the Plan Sponsor.

Allocation of Earnings, Gains and Losses

Earnings, gains and losses are allocated to the participant accounts daily. The CIGNA Fixed Income Account is credited with interest daily and is guaranteed against loss for both principal and credited interest. Plan investments other than the CIGNA Fixed Income Account are assigned a daily unit value which accounts for increases or decreases in market changes as well as dividends received. Each participant's investment is valued by multiplying the daily unit value by the number of units owned in a particular investment.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan's method of accounting for the classification of realized gains and losses and unrealized appreciation (depreciation) of investments is in accordance with the rules enacted by the Department of Labor. The computation of realized gains and losses on the disposition of securities is based on the fair value (rather than historical cost) of Plan assets at the beginning of the year or at the time of purchase if purchased during the year, compared to the sale price of the investment. In addition, the computation of unrealized appreciation (depreciation) of investments is based on the difference, if any, between fair value at the beginning of the year plus current year purchases compared to fair value at the end of the year.

Note 3 - Plan Termination:

Although it has not expressed any intent to do so, except for the merger of the Plan into the New Plan (as discussed in Note 1), the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

Note 4 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                          1997          1996
Net assets available for benefits per the
  financial statements                                $35,373,346    $26,490,830
Less amounts allocated to withdrawing participants          9,312              0
                                                      -----------    -----------
Net assets available for benefits per the Form 5500   $35,364,034    $26,490,830
                                                      ===========    ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year ended
                                                              December 31, 1997

Benefits paid to participants per the financial
 statements                                                      $ 3,245,371
Add: Amounts allocated to withdrawing participants
 at December 31, 1997                                                  9,312
Less: Amounts allocated to withdrawing participants
 at December 31, 1996                                                      0
                                                                 -----------
Benefits paid to participants per the Form 5500                  $ 3,254,683
                                                                 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 5 - Tax Status:

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

                                   Schedule I

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997


                                                                  Number of
      Identity of Issue        Description of Investment        Units/Shares              Cost            Current Value
      -----------------        -------------------------        ------------              ----            -------------
* Connecticut General
    Life Insurance Company     CIGNA Fixed Income Account       361,328 units          $11,662,332         $11,662,332


* Connecticut General
    Life Insurance Company     CIGNA Lifetime 20 Fund            13,039 units              190,679             219,134


* Connecticut General
    Life Insurance Company     CIGNA Lifetime 30 Fund            18,286 units              260,726             305,507


* Connecticut General
    Life Insurance Company     CIGNA Lifetime 40 Fund            18,405 units              254,855             298,093


* Connecticut General
    Life Insurance Company     CIGNA Lifetime 50 Fund             9,788 units              135,808             155,588


* Connecticut General
    Life Insurance Company     CIGNA Lifetime 60 Fund             1,988 units               25,705              29,014


* Connecticut General
    Life Insurance Company     CIGNA Balanced Account             5,432 units              118,650             139,393


* Connecticut General          Fidelity Advisor Income
    Life Insurance Company       and Growth Account             212,054 units            4,482,953           5,826,443


* Connecticut General          Fidelity Advisor Growth
    Life Insurance Company       Opportunities Account           68,201 units            3,011,508           4,222,270


* Connecticut General          Fidelity Advisor Strategic
    Life Insurance Company       Opportunities Account           68,299 units            2,519,963           3,266,740


* Connecticut General          INVESCO Industrial Income
    Life Insurance Company       Account                         15,515 units              284,903             337,543


* Connecticut General          Twentieth Century Ultra
    Life Insurance Company       Account                         33,012 units            1,107,377           1,286,194


* Connecticut General          Warburg Pincus Emerging
    Life Insurance Company       Growth Account                  49,472 units            1,816,934           2,247,883


* Connecticut General          Warburg Pincus International
    Life Insurance Company       Equity Account                   9,791 units              229,358             217,651


* Connecticut General          CIGNA Stock Market
    Life Insurance Company       Index Account                   20,454 units              847,994             984,688


* Ultramar Diamond Shamrock
    Corporation 401(k)         Ultramar Diamond Shamrock
    Retirement Savings Plan      Corporation - Common Stock,    38,532 shares            1,226,954           1,228,212
                                 $0.01 par value

* Ultramar Diamond Shamrock
    Corporation 401(k)         Participant Loans - Pooled
    Retirement Savings Plan      notes at interest rates             -                         -             1,635,749
                                 ranging from 7% to 10%                                  ---------          ----------

                                                                                       $28,176,699         $34,062,434
                                                                                       ==========          ============

* Party-in-interest to the Plan.

                                   Schedule II

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                December 31, 1997


                                            Amount received
                            Original     during reporting year
                            amount                                    Unpaid
Identity and address          of                                    balance at
of obligor                   loan         Principal   Interest      end of year     Description of loan
--------------------------   ----         ---------   --------      -----------    --------------------
                                                                                   Promissory note made 2/97,  maturing  2/2000,
Arnitta K. Bridges,                                                                bearing  interest at 9.25% per annum,
15216 N. Brentwood #7                                                              collateralized by vested account balance
Channelview, TX  77530      $ 2,041.81    $  458.67   $  126.33     $ 1,583.14     under the Plan ($4,288.75 as of 12/31/97)

                                                                                   Promissory note made 2/97,  maturing  2/2002,
James R. Brock                                                                     bearing  interest at 9.25% per annum,
606 Amaryllis                                                                      collateralized  by vested account balance under
Cedar Park, TX  78613        21,000.00     1,328.35      860.75      19,671.65     the Plan  ($31,289.96 as of 12/31/97)

                                                                                   Promissory note made 10/96, maturing 11/2001,
Desiree R. Cole                                                                    bearing interest at 9.25% per annum,
1110 Maple Creek                                                                   collateralized by vested account balance under
Laporte, TX  77571            1,600.00       217.80      112.87      1,362.78      the Plan ($3,150.90 asof 12/31/97)

                                                                                   Promissory  note made 12/96, maturing  2/98,
Andrea Espinoza                                                                    bearing  interest at 9.25% per annum,
323 Montrose                                                                       collateralized by vested account balance under
San Antonio, TX  78223        1,200.00       801.66       53.96         398.34     the Plan ($7,179.17 as of 12/31/97)

                                                                                   Promissory note made 4/97, maturing  4/2002,
Pedro H. Gonzales                                                                  bearing  interest at 9.25% per annum,
2539 Quintana                                                                      collateralized by vested account balance
San Antonio, TX  78211        5,300.00       477.28      261.64       4,822.72     under the Plan ($8,183.80 as of 12/31/97)

                                                                                   Promissory note made 12/96, maturing 12/97,
Bruce Hays                                                                         bearing  interest at 9.25% per annum,
30922 North Head Dr.                                                               collateralized by vested account balance under
Spring, TX  77386             2,467.00     2,219.61      116.76         247.39     the Plan ($8,879.08 as of 12/31/97)

                                                                                   Promissory note made 11/96, maturing 5/98,
Darryl E. Hopkins                                                                  bearing  interest at 9.25% per annum,
14721 Whitecap Blvd. #189                                                          collateralized by vested account balance under
Corpus Christi, TX  78418     1,819.26       703.23       88.03       1,116.03     the Plan ($6,451.29 as of 12/31/97)

                                                                                   Promissory note made 12/96,  maturing  1/2002,
Linda L. Leddy                                                                     bearing interest at 9.25% per annum,
7665 Dahlen                                                                        collateralized by vested account balance under
Ft. Worth, TX  76116          1,978.00         5.99        3.52       1,972.01     the Plan ($2,389.57 as of 12/31/97)

                                                                                   Promissory  note made  7/97,  maturing  8/98,
Raymond S. Libby                                                                   bearing  interest  at 9.5% per annum,
2109 Muroc #102                                                                    collateralized by vested account balance under
Austin, TX  78757             1,200.00       338.32       29.25         861.68     the Plan ($3,397.24 as of 12/31/97)

                                                                                   Promissory  note made 4/96,  maturing  5/98,
Cynthia Maneely                                                                    bearing  interest  at 9.25% per annum,
Route 1 Box 1693                                                                   collateralized by vested account balance under
Centerville, TX  75833        2,203.00       822.86       82.72         765.56     the Plan ($8,416.83 as of 12/31/97)

                                                                                   Promissory  note made 2/97,  maturing  2/98,
Betty Ann Masterson                                                                bearing  interest  at 9.25% per annum,
201 Creekview Dr. #202                                                             collateralized by vested account balance under
Garland, TX  75043            1,000.00       701.95       43.60         298.05     the Plan ($2,591.98 as of 12/31/97)

                                                                                   Promissory note made 3/97,  maturing  3/2002,
O. C. Metheney                                                                     bearing  interest at 9.25% per annum,
318 Rock Port                                                                      collateralized by vested account balance under
Canyon Lake, TX  78313        4,000.00       171.58       97.64       3,828.42     the Plan ($7,434.17 as of 12/31/97)

                                                                                   Promissory  note made 10/96,  maturing 10/98,
Patricia A. Nichols                                                                bearing  interest at 9.25% per annum,
13522 Knottinghill Drive                                                           collateralized  by vested account balance under
Sugarland, TX  77478          2,500.00     1,153.68      160.77       1,203.23     the Plan  ($17,465.46 as of 12/31/97)

                                                                                   Promissory note made 11/96,  maturing 11/2000,
Roy T. Zepeda                                                                      bearing interest at 9.25% per annum,
1028 Merrill                                                                       collateralized  by vested account balance under
Houston, TX  77009            4,900.00     1,000.15      381.65       3,860.85     the Plan  ($11,382.99 as of 12/31/97)




Identity and address                     Amount overdue
of obligor                        Principal         Interest
--------------------------        ---------         --------

Arnitta K. Bridges
15216 N. Brentwood #7
Channelview, TX  77530           $ 1,583.14          $ 15.80

James R. Brock
606 Amaryllis
Cedar Park, TX  78613             19,671.65           800.04

Desiree R. Cole
1110 Maple Creek
Laporte, TX  77571                 1,362.78            32.43

Andrea Espinoza
323 Montrose
San Antonio, TX  78223               398.34             6.94

Pedro H. Gonzales
2539 Quintana
San Antonio, TX  78211             4,822.72            81.9

Bruce Hays
30922 North Head Dr.
Spring, TX  77386                    247.39             1.16

Darryl E. Hopkins
14721 Whitecap Blvd. #189
Corpus Christi, TX  78418          1,116.03            33.33

Linda L. Leddy
7665 Dahlen
Ft. Worth, TX  76116               1,972.01           137.35

Raymond S. Libby
2109 Muroc #102
Austin, TX  78757                     61.68             9.68

Cynthia Maneely
Route 1 Box 1693
Centerville, TX  75833               765.56            18.30

Betty Ann Masterson
201 Creekview Dr. #202
Garland, TX  75043                   298.05             3.19

O. C. Metheney
318 Rock Port
Canyon Lake, TX  78313             3,828.42           180.42

Patricia A. Nichols
13522 Knottinghill Drive
Sugarland, TX  77478               1,203.23            19.64

Roy T. Zepeda
1028 Merrill
Houston, TX  77009                 3,860.85            75.75

                                  Schedule III

      ULTRAMAR DIAMOND SHAMROCK CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the Year Ended December 31, 1997


                                                                                          Current
Identity of party        Description of        Purchase     Selling        Cost of         value
    involved                    asset           Price        Price          Asset         of asset   Net gain
-----------------        ------------------   ----------   ----------    -----------     ----------  --------
Connecticut
General Life             CIGNA Fixed
Insurance Company        Income Account       $3,925,751          N/A     $3,925,751     $3,925,751   $      0

Connecticut
General Life             CIGNA Fixed
Insurance Company        Income Account              N/A   $2,820,410      2,820,410      2,820,410          0

Connecticut              Fidelity Advisor
General Life             Income and Growth
Insurance Company        Account               1,093,222          N/A      1,093,222      1,093,222          0

Connecticut              Fidelity Advisor
General Life             Income and Growth
Insurance Company        Account                     N/A    1,375,601      1,136,475      1,375,601    239,126

Connecticut              Fidelity Advisor
General Life             Growth Opportuni-
Insurance Company        ties Account          1,391,634          N/A      1,391,634      1,391,634         0

Connecticut              Fidelity Advisor
General Life             Growth Opportuni-
Insurance Company        ties Account                N/A      715,684        543,771        715,684   171,913

Connecticut              Fidelity Advisor
General Life             Strategic Oppor-
Insurance Company        tunities Account        819,784          N/A        819,784        819,784          0

Connecticut              Fidelity Advisor
General Life             Strategic Oppor-
Insurance Company        tunities Account            N/A      783,479        666,511        783,479    116,968


NOTE: This schedule is a listing of investment transactions in the same security which exceeded 5% of market value of the Plan as of the beginning of the Plan year. The purchase price and selling price are net of related transaction expenses.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ULTRAMAR DIAMOND SHAMROCK CORPORATION
                                       401(k) RETIREMENT SAVINGS PLAN



DATE:  June 25, 1998                   /S/Penelope Viteo
                                       Member, Employee Benefits Committee
                                       and Vice President, Ultramar Diamond
                                       Shamrock Corporation

                                  INDEX EXHIBIT

The following documents are exhibits to this Form 11-K:

Exhibit                                                     Sequentially
Number            Document                                  Numbered Page
-------           --------                                  -------------

23-1               Consent of Arthur Andersen LLP
23-2               Consent of Price Waterhouse LLP